353 N. CLARK STREET CHICAGO, IL 60654-3456

Jenner & Block LLP
353 N. Clark Street
Chicago, IL 60654-3456

January 24, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Albertsons Companies, Inc. Preliminary Information Statement on Schedule 14C Filed December 2, 2022 File No. 001-39350

Ladies and Gentlemen:

On behalf of Albertsons Companies, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 1 (Amendment No. 1) to the Company’s Preliminary Information Statement on Schedule 14C filed on December 2, 2022 (the “Preliminary Information Statement”), together with Exhibits, marked to indicate changes.

The Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated December 23, 2022 (the “Comment Letter”) to the Preliminary Information Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Preliminary Information Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

Preliminary Information Statement on Schedule 14C

Questions and Answers About the Merger, page 1

1.	Please add a Question and Answer that explains the current anti-trust issues that the Company is facing with respect to completing the Merger.

Response to Comment 1

Please see the new Question and Answer on page 3 that explains the current anti-trust issues that the Company is facing with respect to the Merger, which include review by the United States Federal Trade Commission and several states under federal and state antitrust laws.

Q: What will I be entitled to receive pursuant to the Merger as a stockholder of the Company?, page 2

2.
Elaborate upon the answer to this question by providing an example of how the SpinCo Consideration Amount might reasonably be determined, along with indications of how the amounts could change depending upon how the facts could change.

Response to Comment 2

Please see the revised disclosure on page 2 which now provides an example of how the SpinCo Consideration Amount might reasonably be determined, and indications of how the amounts could change depending upon how the facts could change.

CHICAGO LONDON LOS ANGELES NEW YORK SAN FRANCISCO WASHINGTON, DC	WWW.JENNER.COM

Albertsons Companies, Inc.

Q: I am not eligible to receive the Pre-Closing Dividend because I was not a holder of record…?, page 4

3.
In the answer to this question, please reiterate that the Merger Consideration to be received by stockholders who are holders of record subsequent to October 24, 2022 will be adjusted for the Pre-Closing Dividend and the SpinCo Consideration Amount.

Response to Comment 3

Please see the revised disclosure on pages 5 and 6 which now reiterates that the Merger Consideration to be received by stockholders who are holders of record subsequent to October 24, 2022 will be adjusted for the Pre-Closing Dividend and the SpinCo Consideration Amount.

Q: When will the Company pay the Pre-Closing Dividend?, page 4

4.
In the answer to this question, please revise to reflect all current litigation and/or claims as they relate to the timing of payment of the Pre-Closing Dividend. Please discuss the potential outcomes of such claims, including whether the Merger would close if the Pre-Closing Dividend was delayed or terminated and how that might affect the consideration to be paid to stockholders. Please update the Background to the Merger as well.

Response to Comment 4

Please see the revised disclosure on page 5 which now reflects all current litigation and/or claims as they relate to the timing of payment of the Pre-Closing Dividend. Please also see a revised disclosure to the Background to the Merger section on pages 36 and 37, which now reflects the legal proceedings related to payment of the Pre-Closing Dividend. All claims related to the Pre-Closing Dividend have now been resolved in the Company’s favor, and the Pre-Closing Dividend was paid on January 20, 2023.

Q. Is the payment of the Pre-Closing Dividend contingent on the Merger closing?, page 5

5.	Considering the lack of this contingency, explain to stockholders why the Merger Consideration will be adjusted to take it into account.

Response to Comment 5

Please see the new Question and Answer on page 6 that explains why the Merger Consideration will be adjusted to take into account the Pre-Closing Dividend.

Q. When will I know more about SpinCo and the adjustment to the Merger Consideration?, page 6

6.	Elaborate upon the answer to this question to explain how you will provide more information, if not in this information statement.

Response to Comment 6

Please see the revised disclosure on page 7 that explains how the Company will provide more information to stockholders regarding SpinCo and the adjustment to the Merger Consideration.

Summary, page 8

7.	Please include the “local banner names” for Kroger stores as you do for Albertson’s stores.

Response to Comment 7

Please see the revised disclosure on page 9 which now reflects the local banner names for Kroger stores.

Albertsons Companies, Inc.

Dividends, page 17

8.
We note that you have a history of paying dividends, including your most recent dividend of $0.12 per share to stockholders of records as of the close of business on October 31, 2022. We also note your pending Pre-Closing Dividend of $6.85 per share. Please explain the nature of the change in the amount of the dividends. We also note your statement that “the Company is permitted under the Merger Agreement to continue to pay regular quarterly cash dividends on the Common Stock and to holders of Preferred Stock.” Please disclose whether you currently have any intentions of continuing to pay regular quarterly cash dividends after paying the Pre-Closing Dividend and before the Merger closes.

Response to Comment 8

Please see the revised disclosure on page 18 which now reflects that the Company intends to pay regular quarterly cash dividends after payment of the Pre-Closing Dividend. Please also see the new Question and Answer on page 6 that states that the Company intends to pay regular quarterly cash dividends after payment of the Pre-Closing Dividend.

The Merger

Background to the Merger, page 19

9.	Elaborate upon the concerns that Party A had raised with respect to the transaction.

Response to Comment 9

In early March the Chief Executive Officer of the Company and the Chief Executive Officer of Party A discussed the status of the transaction and the benefits of the transaction to the Company and Party A. After that discussion, on March 21, 2022, Party A informed the Company, through its advisors, that it did not want to pursue the transaction further with the Company. The Company was not made aware of any material concerns on the part of Party A, and is not aware of any reason for Party A’s decision.

10.
Please elaborate upon the material discussions and negotiations that occurred at the meetings that took place between May 5 and June 5, 2022, to describe any material developments regarding anti-trust issues and the various strategic alternatives.

Response to Comment 10

Please see the revised disclosure on pages 24, 25 and 26 which now elaborates on the discussions and negotiations that occurred regarding antitrust issues and strategic alternatives.

11.
Please provide additional detail on how Kroger determined the terms and valuation of its preliminary non-binding indication of interest submitted on June 25, 2022, including the per share price, the cap on number of stores to be divested, and the time period for divestitures and termination fees, as well as other terms and conditions. Please also describe in further detail the material discussions and negotiations surrounding anti-trust concerns and the divestment of stores, including the potential alternatives for the divestment of stores, which stores may be divested, and the structure and timing of the SpinCo.

Response to Comment 11

Please see the revised disclosure on page 26 which now reflects that the terms and valuation of Kroger’s preliminary non-binding indication of interest was based on publicly available information and certain confidential information provided to Kroger by the Company, and the advice Kroger received from its financial and legal advisors. Please also see the revised disclosure on pages 24, 25 and 26 providing further detail on the discussions and negotiations surrounding antitrust concerns, the divestment of stores and SpinCo.

12.
Clarify whether the manner in which the Pre-Closing Dividend would be calculated was negotiated between the parties and, if so, revise to summarize the nature of those negotiations. In this regard, you mention in your negotiations with Party A that you could pay dividends equal to the aggregate reduction in the Company’s net debt between signing and closing of the transaction; however, it’s not clear after that point how you arrived at the final amount of the Pre-Closing Dividend, except that it appears to have been limited to an amount not to exceed $4 billion. Disclose when the Board determined the Pre-Closing Dividend to be advisable.

Response to Comment 12

The manner in which the Pre-Closing Dividend would be calculated was not negotiated between the Company and Kroger; the only negotiations between the Company and Kroger related to the Pre-Closing Dividend was the maximum amount that the Company would be permitted to pay under the interim operating covenants in the Merger Agreement.

Albertsons Companies, Inc.

Further, the Company did not negotiate a dividend payment with Party A. The Company sought flexibility to pay a dividend under the interim operating covenants in the draft merger agreement provided to Party A; however, the discussions with Party A never reached a point where the payment or amount of a dividend was the subject of discussion. At the point that Party A informed the Company that it did not wish to pursue the transaction, the Board had not yet made a final determination relating to payment of the Pre-Closing Dividend as part of its review of various strategic alternatives.

Please see the revised disclosure on page 36 which now reflects the date the Board determined the Pre-Closing Dividend to be advisable.

Recommendation of the Company’s Board and Reasons for the Merger, page 35

13.
In considering the risks and factors weighing against the Merger, please tell us whether the Board considered any risks associated with paying the Pre-Closing Dividend. Please also tell us if the Board plans to reconsider the transaction in the event that such dividend might not be paid due to the temporary restraining order or otherwise. If not, please tell us why not.

Response to Comment 13

Please see the new disclosure on page 39 that reflects that the Board considered the risks associated with paying the Pre-Closing Dividend. The temporary restraining order affecting the Pre-Closing Dividend was lifted on January 17, 2023 and the Pre-Closing Dividend was paid on January 20, 2023, and as such the Board does not plan on reconsidering the transaction in the event that the dividend is not paid. However, the Board also did not plan, prior to the payment of the Pre-Closing Dividend, to reconsider the Merger if the Pre-Closing Dividend was not paid because the Board believes that the Merger is in the best interests of its stockholders for the reasons described in the Information Statement.

14.
In considering the risks and factors weighing against the Merger, disclose whether the Board considered that, as a controlled company, the transaction was ultimately approved by the Majority Common Stockholders, without giving all stockholders the opportunity to vote on the transaction.

Response to Comment 14

Please see the new disclosure on page 39 that reflects that the Board considered that, as a controlled company, the transaction was ultimately approved by the Majority Common Stockholders, without giving all stockholders the opportunity to vote on the transaction.

Projected Financial Information on the Company, page 50

15.
We note the following statements on pages 51 and 53:

•”In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to rely on the Forecasts included in this information statement.”

•”In light of the foregoing factors and the uncertainties inherent in the SpinCo Estimates, stockholders are cautioned not to rely on the SpinCo Estimates included in this information statement with respect to SpinCo. The actual information may differ materially from the information contained herein.”

While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

Response to Comment 15

Please see the revised disclosures on page 53 and page 55 which no longer reflect that investors cannot rely on disclosure and instead reflect that investors should not place undue reliance on such disclosures.

16.
Elaborate upon the assumptions and estimates as to future events that were made by management, including the various factors listed here such as timing of business investments, capital expenditures, changes in actual or projected cash flows, etc.

Response to Comment 16

Please see the revised disclosure on page 53 that elaborates on the assumptions and estimates as to future events that were made by management.

Albertsons Companies, Inc.

Estimated Financial Information of SpinCo
Four-Wall EBITDA, page 52

17.
We note that in the SpinCo Estimates, the Four-Wall EBITDA and Real Estate Value was provided for 100 Stores and for 375 stores, with 375 stores treated as the high-end of the number of stores to be contributed to SpinCo pursuant to the Merger Agreement. However, we note that the divestiture cap is 650 stores. In the Background to the Merger section, please disclose how you determined the high-end number and the divestiture cap, and explain why these are not the same numbers. Additionally, in the event that there are more than 375 stores contributed to SpinCo, please explain how that will affect the Board’s determination to continue to recommend the transaction.

Response to Comment 17

Please see the revised disclosure on page 32 that reflects how the high-end number and divestiture cap were determined.

We respectfully note to the Staff that under the Merger Agreement, SpinCo is just one potential means to accomplish store divestitures. If SpinCo is utilized, the maximum number of stores that can be contributed to SpinCo as part of the divestment process is 375 stores, with the minimum number being 100. Separately, the divestiture cap of 650 stores is the maximum number of stores that Kroger is required to divest to all divestiture buyers in order to secure regulatory clearance, whether or not SpinCo is a divestiture buyer. Thus, the two numbers are separately negotiated transaction terms, although the number of stores acquired by SpinCo, if any, will count toward the 650 divestiture cap. SpinCo is not obligated to acquire more than 375 of the stores to be divested, the amount of the Merger Consideration provided in the Merger Agreement is not affected by the number of stores divested other than through their inclusion in SpinCo and SpinCo’s obligation will not affect the Board’s determination to continue to recommend the transaction.

Potential Range of SpinCo Consideration, page 75

18.	Clarify how you arrived at the various scenarios you discuss here by explaining the number of stores, at a minimum, these amounts assume.

Response to Comment 18

Please see the revised disclosure on page 79 which now reflects the number of stores assumed in each of the scenarios presented.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at amay@jenner.com or (312) 840-8659.

Sincerely,

/s/ Alexander May
Alexander May

cc:	Juliette Pryor Albertsons Companies, Inc.